RMS

SEC 18005555

Mail Processing Section

FEB 28 2018

Washington DC
408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

~~ANNUAL~~ AUDITED REPORT FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8-69332

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assetpoint Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 North 17th Street, Suite 1800
(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Bergin 703-292-3489
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1676 International Drive	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, William T. Bergin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Assetpoint Financial, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

RACHEL LEE SIPE
NOTARY PUBLIC
REGISTRATION # 7699599
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
OCTOBER 31, 2020

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Member
Assetpoint Financial, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Assetpoint Financial, LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2015.

McLean, Virginia
February 27, 2018

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2017

Assets		2017
Cash and cash equivalents	$	598,881
Accounts receivable		64,943
Prepaid expenses		9,857
Fixed assets, net		917,859
Total assets	$	1,591,540
Liabilities and member's equity		
Due to PIN	$	60,042
Other current liabilities		30,563
Total liabilities		90,605
Member's equity:		
Contributed capital		3,139,339
Accumulated deficit		(1,638,404)
Total member's equity		1,500,935
Total liabilities and member's equity	$	1,591,540

See accompanying notes to Statement of Financial Condition.

(1) Summary of Significant Accounting Policies

(a) Organization

Assetpoint Financial, LLC (Company or APF) was formed in the State of Delaware on July 2013 as a wholly-owned subsidiary of Promontory Interfinancial Network, LLC (PIN). PIN is the sole member of APF and is a Delaware limited liability company that was formed in May 2002. PIN's members are SpringHaven Investor Group, LLC formerly known as Promontory ADN, LLC and MCDI (Holdings) LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). PIN provides services to APF including, but not limited to, sales, legal, marketing, human resources, and finance and accounting pursuant to an intercompany services agreement.

APF is an affiliate through common ownership of Assetpoint Services, LLC (APS), a Delaware limited liability company formed in September 2012. APS operates an informational website named Bank Assetpoint® (www.bankassetpoint.com) on which eligible participants can post and view listings of certain eligible assets. Eligible participants include banks, savings associations, credit unions, licensed commercial real estate brokers, loan sale advisory firms, and other sophisticated entities that meet certain requirements indicating that they have experience in buying or selling real estate or loan assets. Eligible assets include commercial real estate and certain loan assets.

The Company's business plan involves offering securities listing services, private placement services, services involving hedging instruments for customers offering marketed-linked certificates of deposit, as well as other brokerage services. The Company also offers a Repo Service that allows banks and other financial institutions to enter into repurchase agreement transactions for themselves or as agents for their customers with one or more unaffiliated third-party securities dealers. APF performs agent duties in connection with the Repo Service, will not be party to any repo transaction, and does not at any time have custody of cash or securities in connection with the Repo Service.

A bank, broker-dealer, or other financial institution that agrees to use the Repo Service (a "Relationship Institution") will enter into a Repo Service agreement (RSA) with APF. A Relationship Institution will also enter into a master repurchase agreement ("MRA") with a Repo Dealer. Under the MRA, the Relationship Institution will be the Buyer, acting as the Agent on behalf of its customers, as Principals. The Repo Dealer will be the Seller under the MRA. The MRA sets forth terms and conditions under which, from time to time, the Repo Dealer agrees to transfer Securities to the Relationship Institution, with a simultaneous agreement by the Relationship Institution to transfer the Securities to the Repo Dealer at a certain date or on demand against the transfer of funds by the Repo Dealer.

The Relationship Institution and Repo Dealer will also enter into a custodial undertaking with a Custodian. Pursuant to the Custodial Undertaking, the Custodian will act as agent, custodian, and depository bank for the Relationship Institution and the Repo dealer in connection with the repo transactions entered into pursuant to the MRA. APF is currently using The Bank of New York Mellon to act as the Custodian and South Street Securities LLC as the Repo Dealer in connection with the Repo Service.

APF will authorize the Relationship Institution to access a web-based technology platform that will allow the Relationship Institution to view and enter information relating to repo transactions for its customer.

APF has designated principals that review transactions entered by the Relationship Institution and then forwards the order information entered by the Relationship Institution to the Repo Dealer and the Custodian. The Relationship Institution wires cash to satisfy payment to the Custodian. The Custodian allocates Securities to the Relationship Institution's custody account.

As a result of this transaction the Repo Dealer will pay a fee to APF. The amount of the fee paid by the Repo Dealer to APF will be based on the referral agreement with the Repo Dealer and APF.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated amounts.

(c) ***Cash and Cash Equivalents***

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) ***Accounts Receivable***

Substantially all accounts receivable are expected to be collected within one year. Management monitors past due balances with clients and, for accounts where collectability is not probable, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December 31, 2017, there is no allowance for uncollectible accounts.

(e) ***Software Developed for Internal Use***

Costs incurred for software developed for internal use are capitalized during the implementation stage and depreciated over the estimated useful life of the software.

(f) ***Recent Accounting Pronouncements***

In May 2014, the FASB issued ASU No. 2014-09. "*Revenue from Contracts with Customers (Topic 606)*" and subsequent related updates. This ASU clarifies the principles for recognizing revenue and develops a common Standard for U.S. GAAP and International Financial Reporting Standards. The ASU establishes a core principle that requires an entity to identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations in the contact, and recognize revenue when (or as) the entity satisfies a performance obligation. The ASU provides for improved disclosure requirements that require entities to disclose sufficient information that enables users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company plans to adopt the guidance effective January 1, 2018 and expects to use the modified retrospective method with a cumulative-effect adjustment to opening retained earnings, though no significant adjustments are expected at this time. Management has determined that the Company's fee income earned from its Repo Service is within the scope of the new standard. Management has reviewed contracts related to its Repo Service and has not identified material changes to the timing or amount of revenue recognition. The Company will continue to evaluate changes that may be necessary to applicable disclosures; information about performance obligations; information about key judgements, and estimates and policy decisions regarding revenue recognition.

(2) Income Taxes

The Company is a single-member limited liability company. No amounts related to income taxes have been recognized in the accompanying financial statements since the Company is treated as a disregarded entity for income tax purposes. PIN, the sole member of the Company, is also a pass-through entity for income tax purposes. Therefore, the members of PIN, a partnership for tax purposes, would be responsible for recording the Company's net income (loss) on their income tax returns. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2017.

(3) Rule 15c3-3 Customer Protection and Possession and Control

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(i). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2017, the Company had net capital of $508,276, which was $502,236 in excess of its required capital of $6,040. The Company's aggregate indebtedness at December 31, 2017 was $90,606.

(5) Transactions with Affiliates

(a) Due to PIN

The Company has a balance Due to PIN of $60,042 and $44,367 for the years ending December 31, 2017 and 2016, respectively. During 2017, PIN contributed $235,354 to the Company in the form of the forgiveness of amounts due to PIN related to expenses incurred by, or on behalf of, the Company but paid by PIN. In May of 2017 the Company began paying PIN for expenses incurred on their behalf. The December 31, 2017 ending balance of $60,042 will be paid by the Company in Q1 2018.

(6) Fixed Assets

Fixed assets at December 31, 2017 consist of capitalized software development costs of $1,322,269 and accumulated depreciation $404,410, and is being depreciated on a straight-line basis over its estimated useful life of five years.

(7) Commitments and Contingencies

In the ordinary course of business, various claims and lawsuits may be brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

(8) Subsequent Events

Subsequent to December 31, 2017 and through February 27, 2018, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any material subsequent events.